Exhibit 21.1

Subsidiaries of Galapagos NV

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Galapagos B.V.	The Netherlands

BioFocus DPI AG	Switzerland

Inpharmatica Ltd	United Kingdom

Galapagos S.A.S.U.	France

Fidelta d.o.o.	Croatia

Discovery Partners International GmbH	Germany

BioFocus, Inc.	United States

BioFocus DPI, LLC	United States

Xenometrix, Inc.	United States